Answers to Frequently Asked Questions
Tender Offer Procedures for webMethods Employees
This document is being provided to employees of webMethods in order to address the questions of employees who may wish to tender their shares of webMethods common stock in connection with the offer by Software AG to purchase all of the outstanding shares of webMethods common stock (the “Tender Offer”). This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of webMethods common stock are being made pursuant to an Offer to Purchase and related materials that Software AG, Software AG, Inc. and Wizard Acquisition, Inc. filed with the SEC on Schedule TO on April 18, 2007. A Solicitation/Recommendation statement with respect to the tender offer has been filed by webMethods with the SEC. Investors and security holders may obtain copies of the tender offer statement and Solicitation/Recommendation statement at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and other documents filed with the SEC by Software AG are available free of charge by contacting Morrow & Co., the information agent for the tender offer, toll free at (800) 662-5200 or by e-mail at tender.info@morrowco.com, and the Solicitation/Recommendation statement and other documents filed with the SEC by webMethods are available free of charge by contacting webMethods Investor Relations at (703) 460-582A: Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.
Q:	I am a webMethods employee and I own shares of webMethods common stock. May I tender the shares that I own to Software AG pursuant to the Tender Offer?

A:	Yes. You may tender the shares of webMethods common stock that you own to Software AG pursuant to the Tender Offer.

Q:	Do I need to wait until the trading window opens to tender my shares?

A:	No. The trading window for webMethods employees is scheduled to open prior to the closing of the Tender Offer and, as a result, the actual sale of your shares will occur during the trading window. You do not need to wait until the trading window opens to return the forms required to tender your shares.

Q:	When will the tender offer terminate?

A:	The tender offer is scheduled to terminate on May 15, 2007, however Software AG reserves the right to extend the termination date.

Q:	When is the deadline for me to tender my shares?

A:	The deadline for tendering your shares is May 15, however if you hold your shares in a brokerage account, your broker may specify an earlier deadline. Please note that the deadline is the date by which your acceptance of the tender offer must be received, not the date by which it must be mailed.

Q:	I hold my shares of webMethods common stock in a brokerage account. What is the procedure for tendering my shares?

A:	You should receive written instructions from your broker explaining how to tender your shares. Generally, the amount of paperwork that you will be required to complete is minimal because you are simply directing your broker (which is the “record” holder of the shares) to tender the shares on your behalf. You may also receive a Letter of Transmittal asking you to respond to American Stock Transfer & Trust Company with respect to the Tender Offer. This form is not applicable if you hold your shares in a brokerage account and you should not return it.

Q:	What should I do if I do not receive information from my broker or if I have questions regarding the information that I receive from my broker?

A:	You should contact your broker directly.

Q:	I have a stock certificate for the shares of webMethods common stock that I own. What is the procedure for tendering my shares?

A:	You should receive an Offer to Purchase and a Letter of Transmittal from Software AG. In order to tender your shares, you must complete the Letter of Transmittal and return it, together with your stock certificate, to American Stock Transfer & Trust Company at the address listed in the Letter of Transmittal. The Letter of Transmittal also contains instructions for what to do if you have lost your stock certificate.

Q:	What should I do if I have a stock certificate but I do not receive an Offer to Purchase and a Letter of Transmittal from Software AG or if I have questions regarding the Offer to Purchase or how to complete the Letter of Transmittal?

A:	You should contact Morrow & Co., the information agent for the tender offer, at (800) 662-5200 or by e-mail at tender.info@morrowco.com.

Q:	I own shares of webMethods common stock that I purchased through the webMethods Employee Stock Purchase Plan (ESPP). What are the procedures for tendering those shares?

A:	The procedures for tendering shares purchased through the ESPP are identical to the procedures outlined above, with such procedures depending on whether you hold the shares in a brokerage account or you have a stock certificate.

Q:	What happens if I do not tender my shares in the Tender Offer?

A:	If the merger of webMethods and the subsidiary of Software AG is completed, you will receive the same amount of cash per share that you would have received had you tendered your shares in the Tender Offer. The only difference between tendering and not tendering your shares in the Tender Offer is that tendering stockholders will be paid earlier. If you hold your shares in a brokerage account, you will receive payment for your shares automatically. If you have a stock certificate, you will need to turn in your stock certificate to receive payment. Instructions for how to do this will be mailed to you.

Q:	I have options to purchase webMethods common stock. Why have I not received any communications about how to participate in the Tender Offer?

A:	You should not expect to receive any communications regarding your stock options. The Tender Offer is an offer to purchase all of the outstanding common stock of webMethods. The Tender Offer does not apply to stock options. If the merger of webMethods and the subsidiary of Software AG is completed, you will receive a payment for all of your vested and unvested stock options with an exercise price of $9.14 or less (i.e., options with an exercise price less than the Tender Offer price), as described in a previously-circulated FAQ. This payment will happen automatically within approximately two weeks of the closing of the acquisition, and does not require any action by you.

Q:	May I exercise my vested stock options for shares of common stock and participate in the Tender Offer?

A:	Yes. However, in order to do this you must pay the exercise price of the options and any applicable taxes. In addition, from a practical perspective, it may be difficult to do this before the Tender Offer closes. You would need to complete the option exercise, contact your broker or Morrow & Co., as applicable, in order to request a copy of the Offer to Purchase, and return the instructions to your broker or the Letter of Transmittal to American Stock Transfer & Trust Company, as applicable, before the Tender Offer closes.

Q:	May I do a “cashless” exercise of my vested stock options in order to participate in the Tender Offer?

A:	No. A cashless exercise of stock options may only be done in connection with a same-day market sale of common stock.

Q:	When the trading window opens, may I do a cashless exercise of my vested stock options in connection with a same-day market sale of common stock?

A:	Yes. Until the proposed merger of webMethods and the subsidiary of Software AG closes, the procedure for exercising stock options remains unchanged.
Q:	When will the trading window open?

A:	The trading window is currently scheduled to open prior to the opening of the stock market on May 15th. An announcement will be distributed to the entire webMethods team when the trading window opens.